UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SELLAS Life Sciences Group, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

81642T 100

(CUSIP number)

Daniel Tafur

Equilibria Capital Management Limited

One Bermudiana Road

Hamilton, Bermuda HM08

(Name, address and telephone number of person authorized to receive notices and communications)

March 9, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 2 of 13

(1)	Names of reporting persons Equilibria Capital Management Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 149,766
	(8)	Shared voting power 2,898,357 (See Item 5)
	(9)	Sole dispositive power 149,766
	(10)	Shared dispositive power 2,898,357 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,048,123 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 48.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company, and 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 3 of 13

(1)	Names of reporting persons EQC Private Markets SAC Fund II Ltd — EQC Biotech Sely S Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,521,863 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,521,863 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,521,863 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.3% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 4 of 13

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 992,487 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 992,487 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 992,487 (See Item 5) (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.7% (See Item 5) (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.
(2)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company, and 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 5 of 13

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd — EQC Biotech Sely II Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 325,799 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 325,799 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 325,799 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.6% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 6 of 13

(1)	Names of reporting persons EQC Private Markets II SAC Fund Ltd — EQC Biotech Sely III Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 58,208 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 58,208 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 58,208 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.0% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 7 of 13

(1)	Names of reporting persons Varibobi Financial Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343 (See Item 5)
	(8)	Shared voting power 3,048,123 (see Item 5)
	(9)	Sole dispositive power 3,343 (See Item 5)
	(10)	Shared dispositive power 3,048,123 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 48.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company and 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 8 of 13

(1)	Names of reporting persons Daniel Tafur
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343 (See Item 5)
	(8)	Shared voting power 3,048,123 (See Item 5)
	(9)	Sole dispositive power 3,343 (See Item 5)
	(10)	Shared dispositive power 3,048,123
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 48.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company and 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 9 of 13

(1)	Names of reporting persons Fabio López
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343
	(8)	Shared voting power 3,048,123 (See Item 5)
	(9)	Sole dispositive power 3,343
	(10)	Shared dispositive power 3,048,123 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 48.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculated based upon 6,012,088 shares of common stock of SELLAS Life Sciences Group, Inc. issued and outstanding as of March 12, 2018, as provided by the Company and 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2018 (the “Original Schedule 13D”). Except as specifically amended by this Amendment No. 1, each Item of the Original Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information contained on the cover pages of this Statement is incorporated herein by reference.

As of March 12, 2018, Equilibria is (1) the record owner of 149,766 shares, or approximately 2.5%, of the Common Stock outstanding and (2) the beneficial owner of 3,048,123 shares, or approximately 48.2%, of the Common Stock outstanding (including 316,163 shares of Common Stock that may be acquired pursuant to the exercise of warrants held by Sely I), in each case based on 6,012,088 shares of Common Stock issued and outstanding as of March 12, 2018, as provided by the Company. Equilibria is owned in part by Varibobi which is is the record owner of 3,343 shares of Common Stock, or less than 1% of the Common Stock outstanding. Varibobi is owned by Mr. López, who is also the chief executive officer, a director and an owner of Equilibria. Mr. Tafur is the record owner of 3,343 shares, or less than 1%, of the Common Stock outstanding, and is the founder, chief investment officer and board member of Equilibria. Consequently, each of Equilibria, Varibobi, Mr. López and Mr. Tafur may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock (including the shares issuable upon exercise of the warrants held by Sely I), but each person disclaims such beneficial ownership, except to the extent of its or his pecuniary interest in such shares and warrants.

Except for Mr. Tafur and Mr. López, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock.

(c) Except as set forth in Item 3 hereof, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

On March 7, 2018, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with investors signatory thereto (the “Investors”), pursuant to which the Company agreed to sell to the Investors, in a private placement (the “Private Placement”), an aggregate of 10,700 shares of the Company’s newly-created non-voting Series A 20% Convertible Preferred Stock, par value $0.0001 per share (the “Series A Convertible Preferred”), and warrants (“Warrants”) to acquire an aggregate 1,383,631 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), at an aggregate purchase price of $10,700,000. The Series A Convertible Preferred is initially convertible into 1,844,827 shares of Common Stock based on an initial conversion price of $5.80 per share.

At the first closing of the Private Placement on March 9, 2018, the Company issued an aggregate 5,987 shares of Series A Convertible Preferred and 774,186 Warrants for aggregate gross proceeds of $5,987,000. The second closing of the remaining 4,713 shares of Series A Convertible Preferred and Warrants to acquire an aggregate of 609,445 shares of Common Stock, for aggregate gross proceeds of $4,713,000, will occur within five business days of receipt of the necessary stockholder approval under the applicable rules and regulations of the Nasdaq Stock Market LLC. Under the Purchase Agreement, the Company is obligated to seek stockholder approval no later than May 7, 2018, and will file proxy materials with the SEC in connection therewith.

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 11 of 13

As a condition to the first closing, each of the Reporting Persons entered into a Voting Agreement dated March 9, 2018 with the Company (each a “Voting Agreement”), pursuant to which each of them agreed to vote in favor of any resolution presented to the stockholders of the Company to approve the issuance, in the aggregate, of greater than 19.99% of the Common Stock outstanding prior to the entry into the Purchase Agreement, for less than the greater of the book or market value of the Common Stock as required by the listing rules of the Nasdaq Stock Market. In addition, each Reporting Person entered into a lock-up agreement with the Company (each a “Lock-Up Agreement”) pursuant to which each Reporting Person agreed to refrain from certain transactions in the Company’s equity securities until the earlier of (i) September 9, 2018 (the six month anniversary of the first closing) and (ii) the initial closing date of a Qualified Offering (as such term is defined in the Purchase Agreement).

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

99.1.*	Joint Filing Agreement, dated as of January 8, 2018, among Equilibria Capital Management Limited, EQC Private Markets SAC Fund II Ltd — EQC Biotech Sely S Fund, EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund, EQC Private Markets SAC Fund Ltd — EQC Biotech Sely II Fund, EQC Private Markets II SAC Fund Ltd — EQC Biotech Sely III Fund, Varibobi Financial Holdings Ltd., Daniel Tafur and Fabio López (filed herewith).

99.2*	Agreement and Plan of Merger, dated as of August 7, 2017, by and among Galena Biopharma, Inc., Galena Bermuda Merger Sub, Ltd., Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc. and SELLAS Life Sciences Group Ltd, as amended (filed as Exhibit 2.1 to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-220592), filed with the SEC on November 6, 2017 and incorporated herein by reference).

99.3	Form of Voting Agreement, between the Company and each of the Reporting Persons, dated March 9, 2018 (filed as Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on March 12, 2018 and incorporated herein by reference).

99.4	Form of Lock-Up Agreement, between the Company and each of the Reporting Persons, dated March 9, 2018 (filed as Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on March 12, 2018 and incorporated herein by reference).

*	Previously Filed

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EQUILIBRIA CAPITAL MANAGEMENT LIMITED

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Chief Investment Officer

EQC PRIVATE MARKETS SAC FUND II LTD — EQC BIOTECH SELY S FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD — EQC BIOTECH SELY I FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD — EQC BIOTECH SELY II FUND

By:	/s/ Daniel Tafur
Name:	Mr. Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS II SAC FUND LTD — EQC BIOTECH SELY III FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

VARIBOBI FINANCIAL HOLDINGS LTD.

By:	/s/ Fabio López
Name:	Fabio López
Title:	Sole Owner

MR. DANIEL TAFUR

/s/ Daniel Tafur

SCHEDULE 13D/A
CUSIP No. 81642T 100		Page 13 of 13

MR. FABIO LÓPEZ

/s/ Fabio López

Dated: March 13, 2018